Filed by: NantKwest, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: NantKwest, Inc. Commission File No.: 001-37507 ImmunityBio Announces Combination with NantKwest to Create a Clinical-Stage Immunotherapy Leader December 21, 2020 ImmunityBio, Inc. – Confidential, Not for DistributionFiled by: NantKwest, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: NantKwest, Inc. Commission File No.: 001-37507 ImmunityBio Announces Combination with NantKwest to Create a Clinical-Stage Immunotherapy Leader December 21, 2020 ImmunityBio, Inc. – Confidential, Not for Distribution

Transaction Overview 2 ImmunityBio, Inc. – Confidential, Not for DistributionTransaction Overview 2 ImmunityBio, Inc. – Confidential, Not for Distribution

Our Opportunity to Lead in Immunotherapy Expansive clinical-stage pipeline and intellectual property. 13 assets in clinical trials, including 11 in Phase II to III clinical trials, as well as a strong global intellectual property portfolio of over 400 issued and pending worldwide patent applications with patent life extending to 2035 and beyond. Differentiated technology and assets. Best-in-class combined discovery and development platforms for novel therapies and next-generation early-stage candidates across immunotherapy, neoepitopes and molecules enhancing allogenic and autologous NK and T-cell therapies. Cutting-edge cell manufacturing expertise and ready-to-scale facilities. Extensive and seasoned R&D, clinical trial, and regulatory operations and development teams, which together will occupy over 200,000 square feet of facilities devoted to manufacturing and R&D. Improved ability to combine platforms and therapies. The transaction improves the ability to more seamlessly combine programs and leverage resources and expertise across both companies’ platforms, ultimately strengthening the efforts of both companies on behalf of patients to drive better outcomes in the fight against oncology and infectious disease. Significant potential for strategic and financial synergies. This opportunity will come from meaningful streamlining of clinical operations, therapeutic discovery and development, and manufacturing. ImmunityBio – Transaction Overview Consolidated Pipeline ImmunityBio Closing NantKwest Combinations ImmunityBio, Inc. – Confidential, Not for Distribution 3Our Opportunity to Lead in Immunotherapy Expansive clinical-stage pipeline and intellectual property. 13 assets in clinical trials, including 11 in Phase II to III clinical trials, as well as a strong global intellectual property portfolio of over 400 issued and pending worldwide patent applications with patent life extending to 2035 and beyond. Differentiated technology and assets. Best-in-class combined discovery and development platforms for novel therapies and next-generation early-stage candidates across immunotherapy, neoepitopes and molecules enhancing allogenic and autologous NK and T-cell therapies. Cutting-edge cell manufacturing expertise and ready-to-scale facilities. Extensive and seasoned R&D, clinical trial, and regulatory operations and development teams, which together will occupy over 200,000 square feet of facilities devoted to manufacturing and R&D. Improved ability to combine platforms and therapies. The transaction improves the ability to more seamlessly combine programs and leverage resources and expertise across both companies’ platforms, ultimately strengthening the efforts of both companies on behalf of patients to drive better outcomes in the fight against oncology and infectious disease. Significant potential for strategic and financial synergies. This opportunity will come from meaningful streamlining of clinical operations, therapeutic discovery and development, and manufacturing. ImmunityBio – Transaction Overview Consolidated Pipeline ImmunityBio Closing NantKwest Combinations ImmunityBio, Inc. – Confidential, Not for Distribution 3

Combined Immunotherapy Platforms Better Positioned to Treat Patients

ImmunityBio

- ✓ Broad range of **late-stage breakthrough designated immunotherapy platforms spanning NK and T cell platforms**
- ✓ **Promising early stage clinical and pre-clinical pipeline** spanning infectious disease and oncology

NantKwest

- ✓ **Proprietary natural killer (NK) cell platform spanning off-the-shelf & autologous stem cell NK platform**
- ✓ Proprietary manufacturing processes and **ready-to-scale facilities**

MergeCo

- ✓ An **immunotherapy leader** focused on treating cancer and infectious diseases by orchestrating the innate (NK) and adaptive (T cell) immune system

Both companies strongly aligned in culture, operations, combination trials and collaboration agreements.

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

4

Combined Pipeline Addresses Vast Unmet Needs Across Oncology and Infectious Disease

Current ImmunityBio Programs

- BCG Unresponsive NMIBC CIS
- BCG Unresponsive NMIBC Papillary
- 1L Squamous & Non-Squamous NSCLC – CPI Alone
- 1L Squamous & Non-Squamous NSCLC – CPI + Concurrent Chemo
- 2L or Greater Checkpoint Relapsed NSCLC
- Recurrent Glioblastoma
- HIV

Current Combined Trial with NantKwest

- 3L Metastatic Pancreatic Cancer
- 1L/2L Metastatic Pancreatic Cancer
- 3L or Greater TNBC
- Recurrent Merkel Cell Carcinoma

Current Collaboration with NantKwest

- COVID-19 Therapeutic
- COVID-19 Vaccine: Adeno S-Fusion + N-ETSD

Note: 1L, 2L, 3L represent 1st Line, 2nd Line and 3rd Line; BCG: Bacillus Calmette-Guerin; NMIBC: Non-muscle invasive bladder cancer; CIS: Carcinoma in-situ disease; CPI: Checkpoint inhibitor; NSCLC: Non-small cell lung cancer; TNBC: Triple negative breast cancer

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

5

Phase II / III Data in BCG-Unresponsive NMIBC **CIS**

Ongoing Study

ImmunityBio Announces Primary Endpoint Met of Phase 2/3 Trial for BCG Unresponsive Non-Muscle Invasive Bladder Cancer CIS with 72% Complete Response Rate

- QUILT 3.032 study completes planned enrollment of BCG unresponsive non-muscle invasive bladder cancer CIS cohort with 59% probability of patients maintaining complete response for at least 12 months
- Over 85% of patients in this study have avoided a cystectomy to date
- Breakthrough status for ImmunityBio's superagonist Anktiva N-803 in this indication
- Biological licensing application filing anticipated in second half of 2021

CULVER CITY, Calif., December 21, 2020 — ImmunityBio, Inc., a privately-held immunotherapy company, today announced positive data from the first cohort of a pivotal Phase 2/3 trial (QUILT 3.032) for non-muscle invasive bladder cancer in high risk carcinoma in situ (CIS) disease. The data showed 51 out of 71 evaluable patients (72%) had a complete response (at any time) to intravesical BCG plus N-803 (Anktiva), with 59% probability of these patients maintaining a complete response for at least 12 months, with a median duration of complete response of 19.2 months to date.

With the observed efficacy and only 1% of patients reporting treatment emergent serious adverse events, but none of which were treatment-related, the data support the potential for Anktiva + BCG as a novel option for BCG unresponsive CIS, a therapeutically challenging disease. Patients with BCG unresponsive CIS disease face surgical removal of the bladder, a procedure fraught with high morbidity and mortality.

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

6

Significant Market Opportunity for Lead Programs

BCG Unresponsive Non-Muscle Invasive Bladder Cancer	Non-Small Cell Lung Cancer	Pancreatic Cancer	COVID-19
	1L Squamous & Non-Squamous NSCLC	**3L Metastatic Pancreatic Cancer**	**COVID-19 Vaccine**
~81k Bladder cancer patients in the U.S.	**~106k** Targeted 1L patients in the U.S.	**~31k** Targeted 3L patients in the U.S.	**~350mm** Targeted patients in the U.S.
▼	+	+	
	2L or Greater Checkpoint Relapsed NSCLC	**1L/2L Metastatic Pancreatic Cancer**	
~18k Targeted patients in the U.S.	**~21k** patients in the U.S.	**~49k | ~39k** Targeted 1L and 2L, respectively, patients in the U.S.	

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

7

Highly Experienced Management Team with Proven Track Record



Patrick Soon-Shiong, MD
Executive Chairman



Rich Adcock, MBA
CEO



David Sachs, MBA
CFO



Lennie Sender, MD
COO



Bobby Reddy, MD
CMO



Fabio Benedetti, MD
Chief Strategy Officer *



Steve Yang, JD
General Counsel



Sarah Singleton
Chief Marketing Officer



Shahrooz Rabizadeh, PhD
CSO



Kayvan Niazi, PhD
CTO



Maureen Becker
SVP, Human Resources



Hans Klingemann, MD, PhD
VP Research & Development

* Starting 04-Jan-2021

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

8

Transaction Details

Key Transaction Terms	• New issuance ratio of **0.819** shares of NantKwest for every share of ImmunityBio • Results in pro forma ownership of **72%** ImmunityBio shareholders and **28%** NantKwest shareholders
Consideration Mix	• 100% stock-for-stock merger
Timing / Approvals	• Subject to customary conditions, including NantKwest shareholder approval (including "majority of minority" shareholder approval) • Expected to close in 1H 2020

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution
9

Consolidated Pipeline ImmunityBio, Inc. – Confidential, Not for DistributionConsolidated Pipeline ImmunityBio, Inc. – Confidential, Not for Distribution

Unparalleled Pipeline Across Oncology and Infectious Disease

Stage	Program	Indication	Phase	Target Indication	Pre-clinical	Ph I	Ph II	Ph III	ImmunityBio	NantKwest
Clinical Stage	Late Stage Clinical Development: Anktiva	Bladder	II / III	BCG Unresponsive NMIBC Carcinoma In-Situ (CIS) Disease	*Breakthrough & Fast Track*				✓	
			II	BCG Unresponsive NMIBC Papillary Disease	*Fast Track*				✓	
		Lung	III	1L Squamous & Non-Squamous NSCLC CPI Alone					✓	
			III	1L NSCLC CPI + Concurrent Chemo					✓	
			IIb	2L or Greater Checkpoint Relapsed NSCLC					✓	
		Glioblastoma	II	Recurrent Glioblastoma					✓	
		Pancreatic	II / III	3L Metastatic Pancreatic Cancer					✓	✓
			II / III	1L / 2L Metastatic Pancreatic Cancer					✓	✓
		Breast	Ib/II	3L or Greater Triple Negative Breast Cancer					✓	✓
		Merkel	II	Recurrent Merkel Cell Carcinoma					✓	✓
	Infectious Disease	COVID-19	I	COVID-19 Therapeutic					✓	✓
			I / II / III	COVID-19 Vaccine Trials: TCELLVACCINE hAd5 S-Fusion + N-ETSD (SC, Oral)					✓	✓
		HIV	I	Human Immunodeficiency Virus (HIV)					✓	
Pre-Clinical	Antibody Cytokine Fusion Proteins	N-820	Pre-IND	Liquid Tumors: IL-15 Superagonist + Anti CD20 Fusion Protein					✓	
		N-809	Pre-IND	Solid Tumors: IL-15 Superagonist + Anti PD-L1 Fusion Protein					✓	
		N-830	Pre-IND	Solid Tumors: Tumor Necrosis Targeting (TNT) TNT + TGFb Trap Fusion Protein					✓	
		N-812	Pre-IND	Solid Tumors: Tumor Necrosis Targeting (TNT) TNT + IL-12 Fusion Protein					✓	
	NK Platform	CD19 t-haNK	IND Auth	Diffuse Large B Cell Lymphoma						✓
		HER2 t-haNK	Pre-IND	HER2+ Breast Cancer / Gastric Cancer						✓
		EGFR t-haNK	Pre-IND	EGFR+ Squamous Cell Carcinoma						✓
		M-ceNK	Pre-IND	All Solid & Liquid Tumors						✓

Transaction Overview | **Consolidated Pipeline** | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

11

Unparalleled Immunotherapy Platform

	ImmunityBio			NantKwest
Core Modalities	**Antibody Cytokine Fusion Proteins**  Activating NK & T Cells	**Synthetic Immunomodulators**  Tumoricidal Macrophages	**Vaccine Technologies**  Memory T Cells	**Natural Killer**  Off-the-Shelf NK Cells Autologous Memory ceNK
Lead	Anktiva (N-803)	Aldoxorubicin	Adenovirus (hAd5)	Natural Killer (NK)
Mechanism of Action				

Cytokine
Cytokine Fusion
Antibody (IgG1)

Albumin-binding site
pH- Sensitive Hydrazine Linker
doxorubicin

Nucleocapsid (N) Protein
Spike Protein
N Protein

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution
12

Selected Summary of Upcoming Catalysts

	Ph	Trial	Status	Timing
Bladder	II / III	BCG Unresponsive NMIBC Carcinoma In-Situ (CIS) 2L	• Full Accrual • Initial Readout for FDA • BLA Filing	• Q4 2020 • 1H 2021 • 2H 2021
	II	BCG Unresponsive NMIBC Papillary 2L	• Full Accrual • Initial Readout	• Q4 2021 • Q1 2022
Lung	III	Non-Small Cell Lung 1L CPI Chemo Free	• Activating Sites / Enrolling Patients	• Ongoing
	III	Non-Small Cell Lung Cancer 1L CPI + Concurrent Chemo	• Activating Sites / Enrolling Patients	• Ongoing
	IIb	Checkpoint Relapsed Lung 2L or Greater	• Confirm Registrational Protocol Design	• Q1 2021
Pancreatic	II / III	Pancreatic Cancer 3L	• Confirm Registrational Protocol Design	• Q2 2021
Breast	Ib / II	Triple Negative Breast Cancer 2L or Greater	• Confirm Registrational Protocol Design	• Q2 2021
Glioblastoma	II	Recurrent Glioblastoma	• Confirm Registrational Protocol Design	• Q1 2021
Merkel Cell Carcinoma	II	Merkel Cell Carcinoma	• Activating Sites / Enrolling Patients	• Ongoing
COVID-19	I / II / III	Human Adenovirus (hAd5) COVID-19 Vaccine (TCELLVACCINE)	• Phase I Readout	• Q1 2021

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

13

Introduction to ImmunityBio ImmunityBio – NantKwest Combinations ImmunityBio, Inc. – Confidential, Not for DistributionIntroduction to ImmunityBio ImmunityBio – NantKwest Combinations ImmunityBio, Inc. – Confidential, Not for Distribution

Bladder
Lung
Other

Overview of Non-Muscle Invasive Bladder Cancer

Current Standard of Care



Intravesical BCG


Bladder
Catheter
Medication

BCG
Administered Intravesically

ImmunityBio's Approach



Intravesical BCG

+



Anktiva


Bladder
Catheter
Medication

BCG + Anktiva
Administered Intravesically

BREAKTHROUGH THERAPY DESIGNATION
for BCG-Unresponsive NMIBC CIS

- **High rates of progression and recurrence** for NMIBC make it the **most expensive cancer** to treat
- Current standard of treatment is Transurethral **resection of bladder tumor** (TURBT), with or without intravesical therapy
- Intravesical BCG is commonly used as an adjuvant treatment after TURBT for intermediate-high-risk NMIBC – **side effects are common**
- Up **to 50% of patients fail BCG**
- Patients who have failed BCG therapy **require radical cystectomy with urinary diversion** or chemotherapy and radiation
- Only **50% of patients undergoing radical cystectomy will survive** at 5 years

80k Annual New Cases → **18k** Annual Deaths

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

15

Bladder
Lung
Other

Phase I Results in NMIBC

Anktiva + BCG in High-Risk NMIBC – Phase I Results

Dose (intravesicular instillation)	Patient	Stage	Response Assessments							
			W12	6M	9M	12M	15M	18M	21M	24M
100 µg	1	Pap T1	CR*	CR	CR	CR	CR	CR	CR	CR
	2	Pap Ta	CR*	CR	CR	CR	CR	CR	CR	CR
	3	Pap T1	CR*	CR	CR	CR	CR	CR	CR	CR
200 µg	4	Pap T1	IC	CR*	CR	CR	CR	CR	CR	CR
	5	CIS	IC	IC	IC	CR	CR	CR	CR	CR
	6	Pap T1	CR*	CR	CR	CR	CR	CR	CR	CR
400 µg	7	Pap T1	CR*	CR	CR	CR	CR	CR	CR	CR
	8	CIS	CR*	CR	CR	CR	CR	CR	CR	CR**
	9	Pap Ta	CR*	CR	CR	CR	CR	CR	CR	CR

Data as of Feb 2018

CR – Complete Response
CR* – No Recurrence (NR) in Papillary Disease
CR** – Negative Cystoscopy Inconclusive Cytology

FDA granted Fast Track Designation to the pivotal trial based on this Phase I data.

Standard of Care historical response rate is **58-81% at 3-6 months post BCG alone**

9 of 9 (100%) Patients Disease-Free at 24 Months

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

16

Bladder
Lung
Other

Phase II / III Data in BCG-Unresponsive NMIBC **CIS**

Ongoing Study

Primary Endpoint | Complete Response at Any Time

Primary Endpoint: CR at any time, with lower bound of 95% CI ≥ 20%

To meet the primary endpoint, 24 out of 80 patients must have had a CR at any time

- 80 patients accrued to date (fully accrued)
- Results: **51 CRs at any time have been reached**
- CR Rate at Any Time of **72% (95% CI: 60%, 82%)**
- **SAE rate of 1%**

Next Steps

1H 2020: **Initial FDA Readout** Ph II / III BCG Unresponsive NMIBC Carcinoma In-Situ CIS 2nd Line

2H 2021: CIS **BLA Filing** Ph II / III BCG Unresponsive NMIBC

Secondary Endpoint | Duration of Complete Response

- CR at 12 and 15 months
- 59% (95% CI: 41.1%, 73.2%) probability of patients maintaining CR for 12 months


Duration of Complete Response
Safety Population [1] - Cohort A (CIS +/- Ta/T1)
% of Subjects with Complete Response
1.0
0.8
0.6
0.4
0.2
0.0
Censored
12 Months
59.1% 95% CI (41.1%, 73.2%)
At time of first CR (3 or 6 months)
3
6
9
12
15
18
21
24
Time After First CR (months)
BCG+N-803
At Risk
BCG+N-803 51 40 29 19 16 12 6 5 1

Data as of 04-Dec-2020 Cut-Off

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

17

Bladder
Lung
Other

Phase III Data in BCG-Unresponsive NMIBC **Papillary**

Primary Endpoint | Disease Free Rate at 12 Months

Primary Endpoint: 12-month disease free rate ≥ 30% and lower bound of 95% CI ≥ 20%

To meet the primary endpoint, 24 out of 80 patients must be **Disease Free at 12 months**

- Accrued 57 out of 80 patients required
  - 39 patients evaluable at 12 months
- Results to date: **19 patients out of 39 (49%)** are Disease Free at 12 months (95% CI: 32%, 65%)
- Number of patients requiring cystectomy to date: **0**

Next Steps

By end of Q2 2021: 9 current disease free patients potentially reaching 12 months

Q3 2021: Ph III BCG Unresponsive NMIBC Papillary 2nd Line Full Accrual

Q4 2021: Ph III BCG Unresponsive NMIBC Papillary Initial Readout

Data as of 04-Dec-2020 Cut-Off

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

18

Bladder
Lung
Other

Review of Unmet Need in Lung Cancer

Lung cancer is the second most common cancer in the United States

234k Annual New Cases

154k Annual Deaths

80-85% NSCLC

15-20% SCLC

Monoclonal antibodies targeting PD-1 and PD-L1:

Nivolumab, pembrolizumab, durvalumab and atezolizumab are FDA-approved

Current standard of care results in patient responses that **may be short lived**, ranging from **late response to progression after achieving an initial response**

Strong rationale to evaluate Anktiva + anti–PD-1 or anti–PD-L1 checkpoint inhibitor for patients with NSCLC who have relapsed after achieving an initial response to PD-1 or PD-L1 blockade therapy

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

Bladder
Lung
Other

Phase IIb Data in Lung Cancer
2nd and 3rd Line NSCLC

Multi-Cohort Basket and Status

- QUILT 3.055 is an ongoing Phase IIb, basket trial of 11 anatomical tumor types of **combination Anktiva + checkpoint**
- **131 patients** have been enrolled to date
- **81 / 131 of these have lung cancer (78 NSCLC and 3 SCLC)**
- Selected for **Lung MAP** 2L NSCLC trial

Next Steps

Dec 2020: Lung cohorts to reach full enrolment

1H 2021: Data lock anticipated for the QUILT 3.055 lung cancer cohorts

Patients Receiving Checkpoint + Anktiva

Shows preliminary evidence of long-term stable disease in 2L / 3L NSCLC patients who previously progressed


Tumor Response Over Time - NSCLC Subjects
Change in Target Lesion From Baseline (%)
200
180
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
-100
Progression
Partial Response
0
6
12
18
24
30
36
42
48
54
60
66
Time (Weeks)

As of December 2020

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution
20

Bladder
Lung
Other

COVID-19 Vaccine
hAd5 S+N COVID-19 T Cell Vaccine

Oral vaccine offers unique advantages compared to other injection-based vaccines in development.


SARS-CoV-2 Virus
Nucleocapsid
N
Spike
S
Vaccine Targets
S + N-ETSD
Human Adenovirus Type 5
hAd5 S+N Vaccine
S + N-ETSD
Skin
Oral
Sublingual
Routes of Administration

- ImmunityBio's 2nd generation platform hAd5 is **"immunologically quiet"** enabling immune response even in the face of antibodies
- **Reduced antigenic competition** between vector and target antigens results in **longevity of disease target protein expression**
- **Reduced adverse effects** of vector-viral proteins
- Potential **long-lasting immunity** against COVID-19
- **Mass manufacturing capacity** established for drug substance and oral capsule finished dosage form, **turnkey today**
- No needles, **self-administration**; **low cost distribution and storage**

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

21

Bladder
Lung
Other

ImmunityBio's HIV Anktiva Program

HIV Data
Clinical Evidence of Viremia Control in HIV Patients

- **Phase I clinical dose escalation study:**
  - **Evidence for virus transcription**
  - **Suggestion of reservoir reduction in Peripheral Blood Mononuclear Cells (PBMC)**
  - **No evidence for production of IL-15 antibodies or cytokine side effects**

Next Steps

Additional Ph I trial evaluating Anktiva in combination with adoptive transfer of haplo-identical NK cells

Additional protocol in development

Patients Receiving Checkpoint + Anktiva



Cells/Million Memmory CD4s
80
70
60
50
40
30
20
10
0
Base Line
Dose 1 Day 7
Dose 2 Day 7
Dose 3 Day 7
6 Mo
0.3 mcg
1.0 mcg
3.0 mcg
6.0 mcg
Results show decrease in number of cells with measurable HIV

Transaction Overview | Consolidated Pipeline | **ImmunityBio** | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

22

Overview of NantKwest NK Cell Production Platform

NantKwest platforms focused on scale production and manufacturing of NK cell types to support immunotherapy development for partners, including ImmunityBio



NK-92
Universal NK
Cell Line
NKG2D
NKp30, 44, 46
Activating Receptors
No Major Inhibitor Receptors
aNK
NK-92 Universal Master Cell Line
NKG2D
haNK
NKG2D
CD16 / erIL2
CD16
Phase II
Merkel Cell Carcinoma
PD-L1 t-haNK
NKG2D
CD16 / erIL2 / PD-L1
PDL1
Phase II
Pancreatic Cancer
Phase II
June 2020
CD19 t-haNK
NKG2D
CD16 / erIL2 / CD19
CD19
Phase I
Lymphoma Planned
2021
IND Auth.
June 2019
HER2 t-hank
NKG2D
CD16 / erIL2 / HER2
HER2
IND Planned Q4 2020
Breast Cancer
IND Planned
Q1 2021
EGFR t-haNK
NKG2D
CD16 / erIL2 / EGFR
EGFR
IND Planned Q4 2020
Head & Neck Cancer
IND Planned
Q1 2121
t-hank
In Development
2021 t-haNK Pipeline

ceNK
Cytokine Enriched Natural Killer



Donor Derived NK
GMP in a Box

GMP in a Box performs core functions necessary for autologous cell therapy production

Autologous Cytokine Enriched NK & T Cells (M-ceNK)

Autologous Apheresis Product → Aliquot & Freeze → *Thaw* → CD3 Selection → Expansion and Cytokine Enrichment (N-803) → CAR RNA Electroporation → Concentrate → Aliquot & Freeze → Enriched NK & T Cell Product

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

23

Pancreatic
Breast
Merkel

Pancreatic Cancer Program Overview
PD.L1 t-haNK

Overview and Approach

279k Annual New Cases → **43k** Annual Deaths

Next Steps

Q1 2021: Planned end of Phase II and SPA meeting with FDA to confirm registrational protocol design for 1L, 2L and 3L indications

2L Metastatic Pancreatic Cancer Data

- Anktiva and aldoxorubicin combined with off-the-shelf NK cells and other agents **showed a durable complete remission in patients with advanced disease**
- **82% of patients (14 / 17)** with advanced pancreatic cancer achieved disease control

Single Patient IND (spIND)
Complete Response in 2nd Line Metastatic Pancreatic Cancer


CA19-9 Levels
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Enrolled into Trial
CA19-9
Rapid Decline of CA19-9 Levels
July 12, 2019
Liver Metastasis
Positive PET CT
Relapse FOLFIRI
November 14, 2019
Complete Response
PET CT
August 2020
Ongoing
Complete
Response By
PET CT
Durable Confirmed Complete Remission
Ongoing Complete Response Confirmed by PET CT
0
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
August 1, 2020
Complete Response By PET CT
Complete Response By PET CT
Complete Response By PET CT

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

24

Pancreatic
Breast
Merkel

Triple Negative Breast Cancer (TNBC) Program Overview PD-L1 t-haNK

Overview and Approach

57k Annual New Cases → **47k** Annual Deaths

- Standard of care: **Checkpoint inhibitors,** such as atezolizumab

Next Steps

Q2 2021: Planned end of Phase Ib / II and SPA meeting with FDA to confirm registrational protocol design for 3rd line or greater TNBC registrational trials randomized against sacituzumab govitecan

TNBC Data

- Median **progression free survival was 14.3 months** with median overall survival of **20.2 months to date**

89%
(8/9) Subjects with Disease Control



Change in Target Lesion From Baseline (%)
80
60
40
20
0
-20
-40
-60
-80
-100
Progression
Partial Response
0 6 12 18 24 30 36 42 48 54 60 66 72 78 84 90 96 102 108
Time (Weeks)
3067-001-001
3067-001-002
3067-001-003
3067-001-004
3067-001-005
3067-001-006
3067-001-008
3067-001-009
3067-001-010

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

25

Pancreatic
Breast
Merkel

Merkel Cell Carcinoma Program Overview
Anktiva + CD-16 haNK

Overview

~2.8k Annual New Cases

20% Patients surviving >5 years

- Standard of care: surgery, chemotherapy and radiation

Next Steps

Continue to add sites and seek out patients given small population of patients

Approach and Development Plan

- Single-arm study of **Anktiva in combination** with CD-16 expressing, off-the-shelf NK and avelumab (anti PD-L1 checkpoint inhibitor)
- First clinical trial patient was dosed in Phase II study in **March 2020**
- In the Phase I study, promising findings were noted with this combination, resulting in **complete remission lasting for 4 years to date**

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution

26

Closing

ImmunityBio

+

NantKwest

Compelling Strategic Rationale for Combination

ImmunityBio

- Broad range of **late-stage breakthrough designated immunotherapy platforms spanning NK and T cell platforms**
- **Promising early stage clinical and pre-clinical pipeline** spanning infectious disease and oncology

NantKwest

- **Proprietary natural killer (NK) cell platform spanning off-the-shelf & autologous stem cell NK platform**
- Proprietary manufacturing processes and **ready-to-scale facilities**

MergeCo

ImmunityBio NantKwest

- An **immunotherapy leader** focused on treating cancer and infectious diseases by orchestrating the innate (NK) and adaptive (T cell) immune system

Both companies strongly aligned in culture, operations, combination trials and collaboration agreements.

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | Closing

ImmunityBio, Inc. – Confidential, Not for Distribution
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Next Steps

Required Approvals	• SEC clearance of registration statement / proxy • NantKwest shareholder vote (Q1 2021) • Transaction subject to customary closing conditions – until closing, NantKwest will continue to operate as a separate and independent company
Timing Expectations	• Registration statement / proxy ↓ • January: Submit and publicly file proxy ↓ • March: Shareholder vote ↓ • March: Close transaction

Transaction Overview | Consolidated Pipeline | ImmunityBio | ImmunityBio – NantKwest Combinations | **Closing**

ImmunityBio, Inc. – Confidential, Not for Distribution

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Forward-Looking Statements • This presentation contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (vii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (viii) inability to retain and hire key personnel, and (ix) the unknown future impact of the COVID- 19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact our business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10- K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied. • Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source. ImmunityBio, Inc. – Confidential, Not for DistributionForward-Looking Statements • This presentation contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (vii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (viii) inability to retain and hire key personnel, and (ix) the unknown future impact of the COVID- 19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact our business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10- K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied. • Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source. ImmunityBio, Inc. – Confidential, Not for Distribution

Additional Information and Where to Find It • This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. • In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com. • NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above. ImmunityBio, Inc. – Confidential, Not for DistributionAdditional Information and Where to Find It • This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. • In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com. • NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above. ImmunityBio, Inc. – Confidential, Not for Distribution